UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement

Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange
Act of 1934

MGI PHARMA, INC.

(Name of Subject Company (Issuer))

JAGUAR ACQUISITION CORP.

a wholly owned subsidiary of

EISAI CORPORATION OF NORTH AMERICA

a wholly owned subsidiary of

EISAI CO., LTD.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.01 per share,

and associated preferred share purchase rights

(Title of Class of Securities)

552880-10-6

(CUSIP Number of Class of Securities)

Douglas Snyder, Esq.

Jaguar Acquisition Corp.

100 Tice Boulevard

Woodcliff Lake, NJ 07677

(201) 692-1100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

George J. Sampas, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation		Amount of Filing Fee*
$3,331,989,763		$102,292.09
*

Estimated for purposes of calculating the amount of the filing fee only.  This calculation assumes the purchase of 81,268,043 outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred share purchase rights issued under the Rights Agreement, dated as of July 14, 1998, as amended, between MGI PHARMA, INC. and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.), as rights agent, at a price of $41.00 per share. The calculation of the filing fee is based on MGI PHARMA, INC.’s representation of its capitalization as of November 30, 2007.  The filing fee, calculated in accordance with Exchange Act Rule 0-11(d), was calculated by multiplying the transaction value by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Jaguar Acquisition Corp., a Minnesota corporation (“Purchaser”) and a wholly owned subsidiary of Eisai Corporation of North America, a Delaware corporation (“Eisai US”), which is a wholly owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (the “Rights”) issued under the Rights Agreement, dated July 14, 1998, as amended, between MGI PHARMA, INC., a Minnesota corporation (the “Company”), and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota Bank, N.A.), as rights agent, (such Rights, together with the shares of the Company’s common stock, the “Shares”), of the Company, at a price of $41.00 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related letter of transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Statement is being filed on behalf of Purchaser, Eisai US and Parent.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

The name of the subject company and issuer of the securities sought to be purchased in the offer is MGI PHARMA, INC., a Minnesota corporation. MGI PHARMA, INC.’s principal executive offices are located at 775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437-3174. The telephone number at MGI PHARMA, INC.’s principal executive offices is (952) 346-4700.

(b)

This Statement relates to the common stock, par value $0.01 per share, of MGI PHARMA, INC. Based upon the information provided by MGI PHARMA, INC., there were 81,268,043 shares of the common stock issued and outstanding as of November 30, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a), (b), (c)

This Statement is being filed by Parent, Eisai US and Purchaser. The information set forth in Section 9—“Certain Information Concerning Parent, Eisai US and Purchaser” of the Offer to Purchase and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(v)	The information set forth in the “Introduction,” “Summary Term Sheet” and Section 1—“Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi)-(vii)	The information set forth in Sections 3—“Procedure for Tendering Shares” and 4—“Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii)	The information set forth in Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)

The information set forth in Section 7—“Certain Effects of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in Section 5—“Certain Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)

The information set forth in Sections 9—“Certain Information Concerning Parent, Eisai US and Purchaser,” 10—“Background of the Offer; Contacts with the Company” and 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a), (c)(1)-(7)

The information set forth in the “Introduction” and in Sections 7—“Certain Effects of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration” and 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)

The information set forth in Sections 9—“Certain Information Concerning Parent, Eisai US and Purchaser,” 10—“Background of the Offer; Contacts with the Company,” 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)

The information set forth in Sections 10—“Background of the Offer; Contacts with the Company” and 11—“Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2)-(3)	The information set forth in Sections 15—“Certain Legal Matters” and 17—“Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth Section 7—“Certain Effects of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration” of the Offer to Purchase is incorporated herein by reference.

(a)(5)	The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 21, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated December 21, 2007.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated December 21, 2007.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal on December 21, 2007.

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on December 10, 2007).

(a)(5)(B)

Presentation Material made available by Parent on its website on December 10, 2007 in connection with a press conference on December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on December 10, 2007).

(a)(5)(C)

Presentation Reference Data made available by Parent on its website on December 12, 2007 in connection with a press release in Japanese in Tokyo on December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Parent, Eisai US and Purchase on December 12, 2007).

(a)(5)(D)	Press Release issued by Parent on December 21, 2007, announcing the commencement of the offer.

(b)	Commitment Letter dated December 8, 2007 by and between JPMorgan Chase Bank, N.A. and Parent.

(d)(1)

Agreement and Plan of Merger, dated as of December 10, 2007, by and among Purchaser, the Company and Parent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 11, 2007).

(d)(2)

Retention Agreement, dated December 15, 2007, between Eisai US and Mr. Leon O. Moulder, Jr. (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 21, 2007).

(d)(3)

Retention Agreement, dated December 15, 2007, between Eisai US and Dr. Mary Lynne Hedley (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 21, 2007).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EISAI CO., LTD.

	By:	/s/ Makoto Shiina
Name: Makoto Shiina
Title: Executive Vice President, Corporate Strategy

Dated: December 21, 2007

EISAI CORPORATION OF NORTH AMERICA

	By:	/s/ Douglas Snyder
Name: Douglas Snyder
Title: General Counsel

Dated: December 21, 2007

JAGUAR ACQUISITION CORP.

	By:	/s/ Douglas Snyder
Name: Douglas Snyder
Title: Secretary

Dated: December 21, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated December 21, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated December 21, 2007.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated December 21, 2007.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement published in the Wall Street Journal on December 21, 2007.
(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on December 10, 2007).
(a)(5)(B)

Presentation Material made available by Parent on its website on December 10, 2007 in connection with a press conference on December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Purchaser on December 10, 2007).

(a)(5)(C)

Presentation Reference Data made available by Parent on its website on December 12, 2007 in connection with a press release in Japanese in Tokyo on December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Parent, Eisai US and Purchaser on December 12, 2007).

(a)(5)(D)	Press Release issued by Parent on December 21, 2007, announcing the commencement of the offer.
(b)	Commitment Letter dated December 8, 2007 by and between JPMorgan Chase Bank, N.A. and Parent.
(d)(1)

Agreement and Plan of Merger, dated as of December 10, 2007, by and among Purchaser, the Company and Parent (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 11, 2007).

(d)(2)

Retention Agreement, dated December 15, 2007, between Eisai US and Mr. Leon O. Moulder, Jr. (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 21, 2007).

(d)(3)

Retention Agreement, dated December 15, 2007, between Eisai US and Dr. Mary Lynne Hedley (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 21, 2007).

(g)	Not applicable.
(h)	Not applicable.